Signed and page numbered in accordance with
                           Rule 0-3(b). Page 1 of 1.

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 10-C

                 Report by Issuer of Securities Quoted on NASDAQ
                          Interdealer Quotation System


                  Filed pursuant to Section 13 or 15 (d) of the
                 Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder

                            AW COMPUTER SYSTEMS, INC.
                            -------------------------
                 (Exact name of issuer as specified in charter)

                  9000A Commerce Parkway, Mt. Laurel, NJ 08054
                  --------------------------------------------
                     Address of Principal Executive Offices

                                   22-1991981
                                   ----------
                       IRS Employer Identification Number

          Issuer's telephone number, including area code: 609-234-3939

I.   CHANGE IN NUMBER OF SHARES OUTSTANDING
     Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

     1.   Title of Security:                            Class A Common Shares
     2.   Number of shares outstanding before the change:     4,483,544
     3.   Number of shares outstanding after the change:      4,733,544
     4.   Effective date of change:                           March 5, 1996
     5.   Method of change:                                   Private Placement

         Give brief  description  of  transaction:
         Winn-Dixie Stores, Inc. purchased 250,000 Class A Common Shares for $2.00 per share. Additionally, the price of warrants held by Winn-Dixie Stores, Inc. were reduced from $3.06 to $2.00.

II.  CHANGE IN NAME OF ISSUER
     N/A

     1.   Name prior to change:
     2.   Name after change:
     3.   Effective date of charter amendment changing name:
     4.   Date of shareholder approval of change, if required:


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          3/12/96                            /s/Charles Welch - President/CEO
           DATE                                  OFFICERS SIGNATURE & TITLE




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